August 27, 2010

Aaron Suen, Chief Executive Officer
Vim Beverage, Inc.
1223 Wilshire Boulevard, #467
Santa Monica, CA 90403

> **Re:** **Vim Beverage, Inc.**
> **Form S-1, Amendment 1**
> **Filed August 2, 2010**
> **File No.: 333-164033**

Dear Mr. Suen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update disclosure throughout the prospectus as of the most recent practicable date. For instance, we note the cash on hand and the common stock outstanding, as disclosed on page seven, are as of February 28, 2010 and the beneficial ownership information is as of May 31, 2010.   In addition, the Executive Compensation section should be updated as of the most recent fiscal year end.

Prospectus Cover Page

2. We reissue comment three from our letter dated January 25, 2010. Please include the date of the prospectus on the prospectus cover page, as required by Item 501(b)(9) of Regulation S-K. The date is not included until the table of contents.

Prospectus Summary, page 1

3. We reissue comment four from our letter dated January 25, 2010. We continue to note promotional statements, such as the reference to the "pristine glacial source" on page 11 and the disclosure in the business section that your packaging will be "completely different and trend setting." Please provide the basis for the promotional language or remove. In addition, as previously requested, please discuss in the prospectus the basis for your belief that you will be able to gather water from a "pristine glacial source in British Columbia" when you do not have an agreement in place. Lastly, we note the supplemental response refers to your negotiations with two parties. Please discuss in the prospectus and disclose the current status of negotiations and disclose the material terms and file as exhibits, if an arrangement or agreement is entered into.

Risk Factors, page 3

4. We reissue comment five from our letter dated January 25, 2010. We continue to note references to "limited operations" and "limited operating history" in the second risk factors on pages four and five. Please revise, as it appears you have had no operations to date.

5. Please revise the second risk factor to reflect that you need additional capital to commence your business.

6. We note that the officers and directors and the executive offices are located outside the United States. Please add appropriate risk factor disclosure. Also, add disclosure throughout the prospectus explaining the impact on your potential business as a result of being located in Hong Kong when you plan on bottling glacier water from British Columbia.

Directors, Executive Officers, Promoters and Control Persons, page 8

7. Please provide the business experience for Ms. Suen for the past five years, and include the beginning and ending dates of employment.

8. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure, as required by Item 401(e) of Regulation S-K.

Description of Business, page 11

9. We reissue comment nine from our letter dated January 25, 2010. Please provide clear disclosure throughout the prospectus that you have had no operations to date and remove references that imply otherwise. For instance, we note the reference to "existing customers" on page 14.

10. Please reconcile the disclosure on the prospectus cover page and elsewhere is the prospectus that you need approximately $200,000 for the next twelve months to commence your business operations as planned with the proposed business plan on page 12. In addition, we note the reference to $170,000 needed to launch your first product. Please revise or advise.

11. We note the time frame in the proposed business plan. Please clarify when you anticipate commencing the business plan and discuss in greater detail the amount of additional funding you would need to begin implementing your business plan and the impact upon your business plan if you are unable to obtain such financing. Also, please reconcile the estimated cost of water in the table on page 12 with your response to comment four from our letter dated January 25, 2010, which indicated you were in negotiation for the first 300,000 gallons of water at $.05 per gallon. Lastly, please discuss your proposed business plan to include the costs of bringing your products to market.

12. We reissue comment 11 from our letter dated January 25, 2010. We continue to note that you have referenced the sources of information, such as beveragemarketing.com on page 13. Please provide a more detailed description of where investors can find the information and the date of the information. In addition, we continue to note other facts and figures for which you have not provided a source, such as Industry and Market trends on page 17. Please provide the source of such information. Lastly, we note the website cited as the source of information on page 17. Please cite to the primary source, the Wall Street Journal, rather than a third party website.

13. We reissue comment 12 from our letter dated January 25, 2010. Please provide a more detailed discussion of your proposed marketing plan and discuss the anticipated costs associated with your marketing plans. Please explain the reference to the use of celebrities in your marketing plan. Disclose, if true, that you have no such arrangements in place and discuss the additional costs that would be associated with hiring celebrities.

14. Unless you have an agreement in place with a particular charity to produce a beverage, please remove the specific reference to a charity on page 15.

15. We continue to note that the article cited on page 15 in the second paragraph under Competition refers to a 2007 article as the source of the market share of certain industry leaders and that the market share is as of the first half of 2006. Please update such information.

16. Please remove the references to specific retailers where you plan to sell your products unless you have agreements in place. In addition, we note your disclosure regarding your contacts in Hong Kong and China. Provide clear disclosure regarding the lack of any arrangements or agreements and discuss the fact that these contacts may not result in any products being sold. Also, remove the statement that "it is hoped that these relationships will allow us to place our products on trial basis with less effort or expenditures" as such disclosure appears promotional at this stage of the company's development.

Management's Discussion and Analysis, page 16

17. Please update the cash balance as of the most recent practicable date and discuss from that date how long you will be able to rely upon only your cash reserves before you will need additional funding. Also, reconcile the disclosure in this section that you have sufficient funds for the next twelve months with the disclosure later in this section that you do not have sufficient cash reserves for the next twelve months.

18. Please reconcile the disclosure in this section that you "currently have enough funds on hand to complete our initial phase one of our business plan and to pay for expenses associated with this offering" with the disclosure throughout the prospectus that clearly indicates you need additional funding to implement your business plan.

Financial Statements, page 27

19. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 36

20. We reissue comment 26 from our letter dated January 25, 2010. Briefly state the facts relied upon to make the exemption available for the sale of 595,000 shares.

21. Please disclose the exemption relied upon and the facts supporting your reliance upon the exemption for the sale to founding shareholders.

You may contact Raquel Howard at (202) 551-3291 or David Walz at (202) 551-3358 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: William MacDonald
     Facsimile: (604) 681-4760